Exhibit 12.1

The TJX Companies, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Six Months Ended	— Fiscal Year Ended —
	7/30/2016	1/30/16	1/31/15	2/1/2014	2/2/2013	1/28/2012

Income from continuing operations:	$1,070.5	$2,277.7	$2,215.1	$2,137.4	$1,906.7	$1,496.1

Add Back:
Taxes	669.0	1,380.6	1,334.8	1,182.1	1,170.7	915.3
Interest expense	29.5	60.3	55.4	46.1	40.8	46.7
Interest portion of rent expense	165.1	341.4	330.4	309.6	328.0	304.1

A) Income before taxes and fixed charges	$1,934.1	$4,060.0	$3,935.7	$3,675.2	$3,446.2	$2,762.2

Fixed charges

Capitalized Interest	$4.4	$8.0	$9.4	$11.0	$7.8	$2.6
Interest expense	29.5	60.3	55.4	46.1	40.8	46.7
Interest portion of rent expense	165.1	341.4	330.4	309.6	328.0	304.1

B) Fixed charges	$199.0	$409.7	$395.2	$366.7	$376.6	$353.4

Ratio of earnings to fixed charges (A/B)	9.72X	9.91X	9.96X	10.02X	9.15X	7.82X